(formerly Crocodile Gold Corp.)

Management Discussion & Analysis

For the three months ended March 31, 2016 and 2015

Q1 2016 MANAGEMENT DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) dated April 28, 2016 of Newmarket Gold Inc. (formerly Crocodile Gold Corp.) (“Newmarket Gold”, “Newmarket”, or the “Company”) provides a discussion of the Company’s consolidated financial position and the results of its consolidated operations for the three months ended March 31, 2016. This MD&A should be read in conjunction with Newmarket Gold’s condensed interim consolidated financial statements and related notes for the three months ending March 31, 2016 and 2015, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. Since the condensed interim consolidated financial statements do not include all disclosure required by IFRS for annual statements, they should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2015.

This MD&A may contain forward-looking statements and should be read in conjunction with the risk factors described in the “Risk Factors” and “Cautionary Statements” sections at the end of this MD&A and as described in the Company’s Annual Information Form for the year ended December 31, 2015. Additional information including the condensed interim consolidated financial statements for the three months ended March 31, 2016, the audited annual financial statements for the year ended December 31, 2015, the Company’s annual information form for the year ended December 31, 2015, and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and are available online under the Newmarket Gold Inc. profile at www.sedar.com

All amounts are presented in United States dollars ("$") unless otherwise stated. References in this document to “C$” are to Canadian dollars and references to "A$" are to Australian dollars.

Certain non-IFRS measures are included in this MD&A, including operating cash cost per ounce, all-in sustaining costs (“AISC”) per ounce, and operating cash cost per tonne milled in Australian dollars. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. Newmarket Gold believes that these measures, in addition to that information prepared in accordance with IFRS, provides investors with useful information to evaluate the Company’s performance and ability to generate cash flow from its operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a subtitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS Measures” section of this MD&A.

COMPANY OVERVIEW

Newmarket Gold is a Canadian-listed gold mining, development and exploration company with three 100% owned operating mines in Australia: the Fosterville Gold Mine and the Stawell Gold Mine in the state of Victoria and the Cosmo Gold Mine in the Northern Territory. The Company also owns the title to a mining lease in Point Leamington, located in north-central Newfoundland, Canada. The Company is based on a strong foundation of quality gold production from its three Australian mines, with over 200,000 ounces of gold produced annually. Newmarket Gold is dedicated to the developent of its resources, targeted exploration, and prudent cost management practices, while continuing to generate free cash flow and maintaining a large resource base. Newmarket Gold also strives to enhance shareholder value through a disciplined approach to growth, which includes executing on a clearly defined gold asset consolidation strategy and by building gold reserves and resources while maintaining the high standards that the Newmarket Gold core values represent.

Newmarket Gold’s common shares trade on the Toronto Stock Exchange (“TSX”) under the symbol “NMI”. Further information about Newmarket Gold can be found in the Company’s regulatory filings, including the Annual Information Form, available on SEDAR at www.sedar.com and on the Company’s website at www.newmarketgoldinc.com.

CORPORATE DEVELOPMENTS

On February 16, 2016, the Company provided notice to the holders of its convertible unsecured debentures (the “Debentures”) that on March 30, 2016, it would redeem in full all of its outstanding Debentures by issuing common shares of the Company. Debenture holders continued to have the right until March 29, 2016 to convert their Debentures into common shares at the existing conversion price underlined in the terms of the orginal agreement and reflecting the Amalgamation between Newmarket and Crocodile Gold. During the three months ended March 31, 2016, Debenture holders converted C$34.47 million Debentures into 33,863,328 common shares of the Company. On March 30, 2016, the Company redeemed the remaining outstanding C$21,000 Debentures through the issuance of 10,287 common shares. Further details have been included below under the section “Convertible Unsecured Debentures”.

During the first quarter of 2016, the Company received $5.1 million in proceeds on the exercise of 4,250,769 share purchase warrants, resulting in the issuance of 4,250,764 common shares from the Company’s treasury.

As at March 31, 2016, Newmarket Gold had cash on hand of $52.1 million and is now essentially debt free following the full conversion and redemption of all outstanding Debentures.

Newmarket Gold Inc. | Management Discussion and Analysis	1

Q1 2016 MANAGEMENT DISCUSSION AND ANALYSIS

CONSOLIDATED RESULTS SUMMARY – For the period ended March 31, 2016

Financial Results
(in thousands, except per share and per ounce amounts)	Q1 2016	Q1 2015
Revenue ($)	66,055	72,897
Cost of operations, including depletion and depreciation ($)	(48,502)	(53,135)
Mine operating income ($)	17,553	19,762
Net (loss) income ($)	6,463	15,703
Net (loss) income per share ($/share) – basic and diluted *	0.04	0.13
Cash generated from operating activities ($)	18,299	27,486
Capital investment in mine development, property, plant and equipment ($)	9,434	13,460
Average realized gold price per ounce ($)	1,139	1,185
Average quoted gold price per ounce ($)	1,183	1,218
Operating cash costs per ounce sold ($)	701	683
All-in sustaining cash costs per ounce sold ($)	908	938

*Pre-Transaction net (loss) income per share is presented after giving effect to the Arrangement share exchange ratio of 0.2456.

Operational Results	Q1 2016	Q1 2015
Ore Milled (t)	572,451	585,720
Grade (g/t Au)	3.63	3.58
Recovery (%)	86.8	86.4
Gold Oz Produced	58,057	59,676
Gold Oz Sold	57,796	61,294

FIRST QUARTER 2016 KEY HIGHLIGHTS

Strong Financial Position: Ended the first quarter of 2016 with $52.1 million in cash, a $15.6 million increase from year-end. Essentially debt-free after the full conversion and redemption of all outstanding Debentures by March 30, 2016.
Strong First Quarter Gold Production: Consolidated gold production of 58,057 ounces increased 9.2% over Q4 2015 and a decline of 2.7% over Q1 2015. Production was led by Fosterville with 33,138 ounces produced, 16,340 ounces from Cosmo and 8,579 ounces from Stawell.
Record Quarterly Performance at flagship Fosterville Gold Mine: Fosterville achieved record quarterly production of 33,138 ounces with record average grade of 7.34 g/t, up 28% year-over-year, and recovery of 86.8%.
Improved Performance at Cosmo: Cosmo gold production increased 27% from Q4, 2015 to 16,340 ounces, with average mill grade of 3.09 g/t and recovery of 90.7%.
Operating Costs In Line, Record Low AISC: Consolidated operating cash costs per ounce sold of $701, in-line with guidance of $650 to $725 per ounce sold. Record low consolidated all-in sustaining cost ("AISC") per ounce sold of $908, consistent with FY 2016 guidance of $950 to $1,025 per ounce sold.
Generating Free Cash Flow: Operating cash flow of $18.3 million or $0.13 per share based on basic weighted average number of shares outstanding, based on revenue of $66.1 million from 57,796 ounces sold. Free cash flow of $8.9 million based on operating cash flow less capital expenditures of $9.4 million, and after investing $3.8 million into growth programs.
2016 Guidance: On track to achieve 2016 gold production guidance between 205,000 - 220,000 ounces
Updated Mineral Resources: Newmarket maintains a strong underlying base of Mineral Resources noting our flagship Fosterville Gold Mine Mineral Reserves increased 34% to 244,000 ounces of gold as at year-end 2015, after depletion, as a result of the of the high-grade, visible gold-bearing Eagle Fault Zone, which comprises approximately 18% of total Fosterville underground Mineral Reserves. Fosterville Mineral Reserve grade at year-end 2015 increased 25% to 6.95 g/t from 5.55 g/t as at December 31, 2014 (see Mineral Resources Summary below and refer to Newmarket Press Release dated March 21, 2016).

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Q1 2016 MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER 2016 FINANCIAL REVIEW

Newmarket Gold achieved consolidated production of 58,057 ounces in Q1 2016, which included record quarterly production from the Fosterville Gold Mine of 33,138 ounces. Fosterville’s performance represented a 14% increase over Q1 2015, driven by a record mill grade of 7.34 g/t, reflecting higher grade development and stope production in the Lower Phoenix where both west and east dipping lenses are being extracted. Cosmo produced 16,340 ounces in Q1 2016, a 27% increase over Q4 2015 as a result of higher grades, reflecting a combination of mine sequencing and improved grade control, and improved recoveries. Production at Cosmo decreased 21% compared to the corresponding period of 2015, predominantly due to lower grades. Production at Stawell in Q1 2016 was 8,579 ounces, down 13.6% compared to Q1 2015, with underground ore deferred due to delays in ground support activities being replaced in the mill with lower grade oxide stockpile, resulting in an 18.3% decrease in mill grade. Consolidated gold production decreased slightly from Q1 2015, as the record production from Fosterville was offset by lower comparative production from Cosmo and Stawell.

Revenue for Q1 2016 was $66.1 million based on 57,796 gold ounces sold at an average realized gold price of $1,139 per ounce. Revenues were 9.4% lower compared to the corresponding quarter of 2015 as a result of a 3.9% lower average realized gold price, and the sale in Q1 2015 of 2,750 ounces of gold bullion which were held on the balance sheet at December 31, 2014. The lower average realized price compared to the average market price in Q1 2016 was the result of pricing of a large portion of production in the earlier part of the quarter.

Mine operating income in Q1 2016 was $17.6 million compared to $19.8 million in Q1 2015, noting that the prior period included approximately $1.0 million of operating income relating to the sale of gold bullion held as at December 31, 2014. Total operating expenses of $39.7 million for Q1 2016 decreased 3.9% compared to the prior year, largely reflecting the impact of a lower Australian dollar relative to the US dollar. Operating costs in Q1 2015 also reflect the carrying costs of the bullion sold in that period. Royalty expense of $0.8 million for the first quarter of 2016 increased compared to Q1 2015 due the commencement of the Stawell 1% NSR royalty as of January 1, 2016, which is held by AuRico Metals Inc. Operating cash costs per ounce in Q1 2016 were $701 per ounce, in line with operating cash cost guidance for 2016. The increase from Q1 2015 operating cash costs of $683 reflects the impact of lower comparative grades for Cosmo and Stawell, resulting in lower production at a similar operating cost profile. Operating cash costs per ounce for Fosterville in Q1 2016 of $473 per ounce were down 12.7% compared to Q1 2015, reflecting strong grade performance.

Depletion and depreciation is down 28.7% to $7.95 million for Q1 2016, impacted by the lower Australian dollar but mainly the result of lower book values at Cosmo and a longer mine life at Fosterville.

Net income for the first quarter of 2016 was $6.5 million or $0.04 per share, compared to net income of $15.7 million in Q1 2015, or $0.13 per share. Per share information is reflective of the increased weighted average number of shares outstanding as a result of the conversion and redemption of Debentures and the exercise of warrants during the quarter.

Net income in Q1 2015 benefited from the sale of 2,750 ounces of gold bullion, generating operating income of $1.0 million. Net income for the most recent quarter includes the impact of $3.8 million of exploration and evaluation spending on growth programs, an increase of over $3 million compared to the prior year. Net income was also impacted by a $1.0 million increase in share based compensation due to the vesting of a tranche of the Company’s performance share units, as a result of the strong performance of the Company’s share price during the period. General and administrative expenses have also increased compared to Q1 2015, reflecting the increased corporate capacity as a result of Newmarket’s amalgamation with Crocodile Gold, and increased capital markets activity.

During the first quarter of 2016, the Company also recognized a deferred tax expense of $2.4 million, compared to $0.6 million in the corresponding quarter of 2015. The expense relates mainly to estimated use of non-capital losses relating to Fosterville and Stawell, as Fosterville continues to achieve record production and low cash cost results, and the Australian dollar gold price continues to remain strong.

Cash Flow
Operating cash flow in Q1 2016 was $18.3 million compared to $27.5 million in the corresponding period of 2015. Revenue in Q1 2016 was down $6.6 million from Q1 2015, which benefited from the sale of 2,750 ounces of bullion for revenue of approximately $3.3 million, and a 3.9% higher average realized gold price. Lower revenues were partially offset by a 3.4% reduction in total operating expenses, including royalties. Operating cash flow in Q1 2016 also reflects exploration and growth spending of $3.8 million, an increase of over $3 million compared to Q1 2015 as the Company continues to invest in growth programs to drive near-term resource growth.

Newmarket invested $7.5 million in mine development in Q1 2016, which includes underground development and resource definition. Development was focused at Fosterville, which accounted for $6.6 million of the total expenditure. Mine development at Cosmo was comparatively low at $0.5 million, with a focus on operating development in the now-accessed Mining Block 8, and also on the 640 drill drive growth development which provides a drill platform for the Sliver lode and the Eastern Lode footwall targets, in addition to grade control drilling. Total mine development was down from $11.1 million in Q1 2015, mainly due to decreased underground development at Cosmo. Property, plant and equipment expenditure in the quarter was $1.9 million, down slightly from the prior year and mainly relating to Fosterville, including approximately $0.3 million for the installation and commissioning of the gravity gold circuit to enable the optimal recovery of coarse gold.

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Q1 2016 MANAGEMENT DISCUSSION AND ANALYSIS

All-in sustaining cash costs for the first quarter of 2016 were a record low $908 per ounce, down 3.2% from $938 in Q1 2015. The higher operating cash costs per ounce due to the lower relative grade profiles at Cosmo and Stawell were offset by the lower capital expenditures and the lower average Australian dollar exchange rate. Notably the all-in sustaining cash costs per ounce for Fosterville decreased 15.8% to $723 per ounce in Q1 2016, from $859 in the corresponding period in 2015.

Net cash provided from financing activities in first quarter of 2016 of $4.3 million reflects the proceeds of $5.1 million on the exercise of 4,250,769 share purchase warrants, which had an exercise price of C$1.63 per share. The Company also received $0.2 million from the exercise of stock options. Also impacting financing activity cash flow was the final payment of $0.7 million in interest on the conversion and redemption of the Debentures.

Financial Position
At March 31, 2016, the Company had a cash balance of $52.1 million, a $15.6 million increase from the December 31, 2015 cash balance of $36.5 million. Newmarket Gold’s working capital position at the end of Q1 2016 was $38.6 million, a significant increase from $22.3 million at December 31, 2015, reflecting net free cash flow from mine operations, the receipt of proceeds on the exercise of share purchase warrants, and the reduction of current debt relating to the Debentures. With the full conversion and redemption of the Debentures, the Company is essentially debt-free with only $1.6 million in capital lease obligations.

Foreign Exchange
Newmarket Gold has generally benefited from the decrease drop in the Australian dollar exchange rate relative to the US dollar, which has markedly increased the gold price in Australian dollar terms (the functional currency of its subsidiaries’ operations) while having the effect of lowering cash costs in US dollar terms. Since January 1, 2016 to the date of this MD&A, the Australian denominated gold price, which opened the year at A$1,455, has traded at an average of approximately A$1,630 and has exceeded A$1,700 on many occasions.

The Australian dollar closed at $0.7667 on March 31, 2016, an increase of 5.2% compared to December 31, 2015. The average Australian dollar exchange rate for the first quarter was $0.7211, down 8.3% compared to the same period in 2015.

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Q1 2016 MANAGEMENT DISCUSSION AND ANALYSIS

COMPANY OUTLOOK AND STRATEGY

Newmarket Gold is an established 200,000 ounce plus gold producer well positioned to execute a strategy of growth through consolidation of high quality gold assets in the world’s most desirable mining jurisdictions. Newmarket’s strong senior management team, proven operating team, and a board of directors with tremendous industry experience, are all focused on creating substantial shareholder value through continued safe and sustainable operating performance from its three existing operations and through a disciplined approach to growth.

Consolidated guidance for 2016 includes gold production between 205,000 and 220,000 ounces from combined operating mines. The flagship Fosterville Gold Mine is expected to comprise at least 53% of total production in 2016 as it continues to benefit from high-grade east dipping structures in the Lower Phoenix, including the high-grade Eagle Fault discovery. Cost guidance for 2016 includes operating cash costs of $650 - $725 per ounce sold and AISC of $950 - $1,025 per ounce sold. Cash cost guidance for 2016 reflects an increasing grade and recovery profile, the impact of the weakening Australian dollar and continued focus on cost management.

Capital expenditures for 2016 are expected to be in the range of $50.0 - $57.5 million. Significant capital items at Fosterville include approximately $11.5 million of resource definition, with the aim of accelerating resource conversion to reserves, and approximately $3.2 million in fleet replacement and refurbishment. Relatively lower spending at Stawell will include some capital development, surface maintenance and investment into mobile equipment to maintain sustainability of the fleet. Cosmo’s capital expenditures are largely related to underground development and resource definition, and some surface maintenance and underground infrastructure.

Management also remains committed to progressing several growth programs, following on the success of the 2015 exploration program. The Company expects to spend approximately $5.0 - $10.0 million on those targets in its growth project pipeline that can have a significant positive impact on ongoing operations. These include the completion of the Harrier drill drive at Fosterville to allow drilling of the Lower Phoenix system, on-going extensional drilling programs at Aurora B at Stawell, and drill programs and related development drives at Cosmo for the Sliver and Cosmo Deeps footwall areas, and further drilling in the Western Lode. Management continues to take a disciplined approach to growth expenditure, ensuring programs have clear near-term upside, while being sensitive to prevailing gold prices and its impact on the free cash flow generation of the mine operations

Production and Cash Cost Guidance for 2016
	Fosterville	Cosmo	Stawell	Consolidated

Gold Production (ounces)	110,000 – 120,000	60,000 – 65,000	~35,000	205,000 – 220,000
Operating Cash Costs per Ounce(1)	$500 – $575	$720 - $795	$900 - $975	$650 - $725
AISC per Ounce(1)				$950 - $1,025
$US Millions
Sustaining Capital Expenditures	$37.5 - $42.5	$10.0 - $12.0	$2.5 - $3.0	$50.0 - $57.5
Growth Expenditures				$5.0 - $10.0
Corporate General and Administrative				$5.0 - $6.0

(1) Operating Cash Costs per ounce and AISC per ounce reflect an average Australian to US dollar exchange rate of $0.75. Expenses ($ million)

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Q1 2016 MANAGEMENT DISCUSSION AND ANALYSIS

GOVERNANCE

Newmarket Gold aspires to zero harm to employees, the environment, and to local communities. The Company strives to minimize and mitigate risks inherent in our mining operations in a sustainable manner, and recognizes that community engagement is critical to sustainability. Ultimately the success and sustainability of our business will be earned by minimizing risks, minimizing negative impacts, and full engagement of our various communities.

Employee Health and Safety

Newmarket Gold works to achieve zero harm by creating a safe work environment for all of our staff, contractors and consultants. The Company strives to be among the safest mine operators in each of our operational jurisdictions. Wherever we operate, we will develop, implement and maintain an integrated health and safety management system that drives continuous improvement.

The Company tracks the following consolidated safety statistics in the table below. Total recordable time injuries includes all LTI’s, medically treated injuries, and alternative duty events. Frequency rates are monitored on a 12 month rolling average, and presented on a per 200,000 man hour basis.

	Q1 2016	Q4 2015
Lost Time Injuries (“LTI’s”)	4	5
Lost Time Injury Frequency Rate (“LTIFR”)*	2.52	2.43
Total Recordable Time Injury Frequency Rate (“TRIFR”)*	10.71	10.50

*Newmarket Gold has implemented TRIFR as part its health and safety reporting, certain historical data may not be available for this measure.

Newmarket Gold has engaged an independent external consultant to review the Company’s health and safety systems. In addition to Company-wide initiatives to improve the health and safety culture and results, each site has implemented local programs including safety audits, focused sessions on frequent injuries, site cross-training, and leadership development. The Company is in the process restructuring the safety group to ensure the organization is resourced to achieve our goal of zero harm.

Environment

Newmarket Gold’s vision is to integrate and promote sustainability into all facets of the Company through implementation of environmentally responsible practices throughout every level of our business. Newmarket Gold believes that effective environmental management is paramount to a successful future. There were no material breaches of mine license or work plan conditions during 2016 at any of the Company’s mining operations. All incidents were reported to regulators in a timely manner and impacts, if any, were rectified appropriately. Regulators in the Northern Territory raised concerns during the period around water discharge license matters, although the Company’s position is that it continues to work within the license conditions and is working directly with the regulators to demonstrate ongoing responsible environmental practices.

In the Northern Territory, management continues to work with regulatory agencies with respect to safety and environmental issues, with current focus on water treatment. The recent wet season has seen below average rainfall for the region, which has impacted the rate at which the operation can discharge treated water from its water storage facilities. This has lead to an increase in water inventory, which is being actively managed to enable further reductions in the upcoming dry season.

In Stawell, the Minister for Energy and Resources in the State of Victoria engaged an independent community facilitator to review community concerns relating to the mine’s operations. The Technical Review of Environmental Performance for the Stawell Gold Mine report, released in April, found the mine operations to be compliant with Victoria’s mining licensing requirements and regulatory standards, and did not find evidence of any risks to the community’s health or safety. The Report did propose recommendations to improve environmental monitoring, and to undertake broader community engagement. Stawell will work with regulators with the recommendations taken into consideration, and will look to engage further with the community through various key initiatives throughout 2016.

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Q1 2016 MANAGEMENT DISCUSSION AND ANALYSIS

FOSTERVILLE GOLD MINE

	Q1 2016	Q1 2015
Operating Information
Capital Development (m)	759	1,141
Operating Development (m)	840	762
Ore Mined – Underground (t)	169,931	178,676
Ore Mined – Head Grade (g/t Au)	7.22	5.85
Ore Milled (t)	161,868	175,327
Grade (g/t Au)	7.34	5.75
Recovery (%)	86.8	89.2
Gold Oz Produced	33,138	29,135
Gold Oz Sold	33,390	31,232
Financial Information (in thousands, except per ounce amounts)
Revenue	38,003	36,507
Mine operating income	16,887	12,089
Cash flow from operations	23,704	20,413
Mine development and property, plant and equipment	8,087	9,319
Operating cash costs per ounce sold	473	542
All-in sustaining cash costs per ounce sold(1)	723	859
Operating costs per tonne milled in A$	A$129	A$118

(1) Excludes corporate general and administrative expenses

First Quarter 2016 Operating Results
Fosterville achieved record quarterly gold production of 33,138 ounces in Q1 2016, a 14% increase compared to the same period in 2015, as a result of record quarterly mill grade of 7.34 g/t and an average recovery of 86.8%. The lower year-over-year tonne profile at Fosterville reflects reducing contribution from Harrier and a proportionately larger contribution from the Central and Phoenix lodes, including the higher grade Lower Phoenix area which includes the visible gold-bearing Eagle Fault.

Mine production in the first quarter of 2016 was 169,931 tonnes at a record average grade of 7.22 g/t, compared to 172,981 tonnes at 6.38 g/t in Q4, 2015 and 178,676 tonnes at 5.85 g/t in Q1 2015. The lower tonne profile during the quarter compared to Q1 2015 has been more than offset by a 23% increase mined head grade. The improvement was driven by continuing high-grade development and stope production on multiple levels in the Lower Phoenix area where both higher grade west and east-dipping lenses were extracted. The increase in grade is also reflective of a decreasing contribution from the Harrier zone.

Mine development advanced at an average monthly rate of 533 m during Q1 2016, down 5% from the most recent quarter. In addition to operating and capital development, Fosterville also achieved 191 m of growth development to extend a drill drive off of the Harrier decline, establishing a platform for drilling into the Central and Phoenix areas.

Mill throughput in the quarter was 161,868 tonnes at an average grade of 7.34 g/t compared to 179,450 tonnes at 6.33 g/t in Q4 2015, and 175,327 tonnes at 5.75 g/t in Q1 2015. Mill throughput was driven by availability of mine tonnes and an increase in ore stockpiles over the quarter. Recovery for Q1 2016 was 86.8%, slightly ahead of the previous quarter of 86.3%, and lower compared to 89.2% in Q1 2015. Mill recovery during Q1 was impacted by higher stibnite levels which affected leach recovery mainly during January and February 2016. During March, process optimization and lower stibnite levels significantly improved mill performance resulting in a record monthly recovery of 91.2%. Fosterville expects to see improved recoveries throughout 2016 with completion of a gravity circuit, which was commissioned early in April 2016.

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Q1 2016 MANAGEMENT DISCUSSION AND ANALYSIS

Fosterville continues to produce high-grade gold results, often containing visible gold, both in drill core and underground mine faces. Underground drilling programs continue to focus on the definition and exploration of multiple near mine underground gold targets including the Phoenix, Lower Phoenix, Lower Phoenix Footwall (LPFW), East Dipping, Kestrel and Eagle Faults.

The high-grade, visible-gold bearing Eagle Fault Zone, discovered in 2015, has been the main driver of Fosterville’s increasing grade profile to date and is expected to continue contributing to strong grades at Fosterville during 2016 following updated Mineral Resources and Reserves as at December 31, 2015. Fosterville’s current mining front comprised of the Phoenix and Lower Phoenix gold systems, and associated structures, host Measured and Indicated Mineral Resources containing 673,000 ounces grading 8.33 g/t.

Recent surface-based drilling programs at Fosterville have confirmed the up-plunge and down-plunge potential to expand defined Mineral Resources in the Lower Phoenix gold system. The Lower Phoenix gold system has been traced by development and drilling for over 2 km and remains open for further expansion. (See Fosterville updated Mineral Resources and Reserves Summary discussion below for recent key drilling highlights)

First Quarter 2016 Financial Results
Fosterville generated revenue of $38.0 million in Q1 2016, an increase of 4.1% compared to Q1 2015 as a 7% increase in gold ounces sold to 33,390 ounces was partially offset by a lower average realized gold price. Revenue in Q1 2015 also include the sale of gold bullion of 2,750 ounces. Mine operating income for the first quarter was $16.9 million compared to $12.1 million in Q1 2015, with lower mine and mill physicals resulting in lower operating expenses compared to Q1 2015, which were also positively impacted by the 8.3% decrease in the average Australian dollar exchange rate. Prior year operating expenses also reflected the $2.4 million operating cost associated with the gold bullion sold. Mine operating income also benefited from lower depletion and depreciation in Q1 2016 compared to the corresponding quarter of 2015, driven by the increased mine life over which Fosterville’s mine assets are being depreciated.

Operating costs per tonne milled of A$129 in Q1 2016 have increased both compared to A$116 in Q4 2015 and A$118 in Q1 2015. This is a function of lower tonnes milled during the first quarter due to a planned shutdown in early March and a subsequent significant build in ore stockpiles as tonnes mined outpaced tonnes milled. This impact should largely reverse in Q2 2016 as stockpiled ore is reduced to normal levels. The corresponding higher grades however have led to decreasing operating costs on a per ounce basis. The combination of higher grades and strong recoveries, lower costs and productivity gains, and the impact of a lower Australian dollar compared to the prior year period, have decreased operating cash per ounce by 13% to $473 per ounce in Q1 2016.

During Q1 2016, Fosterville generated $23.7 million in cash flow from operations, slightly up from Q1 2015 which included the revenue from the sale of gold bullion. Capital expenditures were down compared to the prior year, partly due the weaker Australian exchange rate and also due to the timing of certain expenditures. Capital Expenditures in Q1 2016 included $0.3 million for the installation and commissioning of the gravity leach circuit. As a result of lower operating costs per ounce and lower comparative capital expenditures, Fosterville achieved all-in sustaining costs per ounce of $723.

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Q1 2016 MANAGEMENT DISCUSSION AND ANALYSIS

COSMO GOLD MINE

	Q1 2016	Q1 2015
Operating Information
Capital Development (m)	43	410
Operating Development (m)	407	637
Ore Mined – Underground (t)	192,939	197,589
Ore Mined – Head Grade (g/t Au)	3.12	3.66
Ore Milled (t)	181,025	190,306
Grade (g/t Au)	3.09	3.70
Recovery (%)	90.7	91.0
Gold Oz Produced	16,340	20,612
Gold Oz Sold	15,644	20,199
Financial Information (in thousands, except per ounce amounts)
Revenue	18,038	24,309
Mine operating income	812	5,129
Cash flow from operations	1,887	6,867
Mine development and property, plant and equipment	700	3,731
Operating cash costs per ounce sold	939	770
All-in sustaining cash costs per ounce sold(1)	990	964
Operating costs per tonne milled in A$	A$113	A$104

(1) Excludes corporate general and administrative expenses

First Quarter 2016 Operating Results
In Q1 2016, Cosmo gold production of 16,340 ounces increased 27% over Q4 2015, driven by significantly higher grades which reflects a combination of improved mine sequencing, grade control and mill recovery. Gold ounce production is down 21% compared to Q1 2015 due to a 16.5% decrease in grade from the prior period, when Cosmo was mining in the higher grade sections of Mining Block 7.

Underground mine production delivered a strong performance in terms of volume, producing 192,939 mined tonnes at an average grade of 3.12 g/t, a marked improvement over Q4 2015 performance of 181,254 tonnes at 2.62 g/t. Sequentially, volume increased 6% due to strong stoping performance and mined grade was 19% higher as a result of production sequence moving towards the higher-confidence core of Mining Block 8 and a focus on ore quality. However, mine performance was down compared to Q1 2015 which achieved 197,589 tonnes at 3.66 g/t.

Mine development reduced to 450 m compared to 1,048 m in the previous quarter as the focus shifted to stoping activities in Mining Block 8, and the reduction of a jumbo drill from the mining fleet. Development focus during the first quarter of 2016 was on the establishment of the 640 Drill Drive, which will provide a strategic platform for a number of near-term drilling programs. The 640 Drill Drive advanced 108 m during the quarter.

The Union Reefs mill processed 181,025 tonnes at an average grade of 3.09 g/t compared to 180,261 tonnes at 2.56 g/t in Q4, 2015, and 190,306 tonnes at 3.70 g/t in Q1 2015. Mill throughput was driven by availability of mine tonnes and a 12kt increase in the stockpile. Sequentially, recovery significantly improved to 90.7% from 86.9% in Q4 2015 and was consistent with Q1 2015 recovery of 91.0%. Recovery performance continued to increase throughout the quarter driven by higher grade and a change in the milling strategy which included a reduction in daily throughput to improve dissolved oxygen levels. This reduction led to a continuous milling campaign in March to process the stockpile increase from the previous month and resulted in strong recovery performance of 93.3% for the month.

Building on the drilling programs completed in 2015, drilling will focus on high-priority resource definition targets testing the Western Lodes, the Sliver and Hinge areas, and the Lantern Target (formerly known as the Inner Dolerite and Inner Metasediments). (See Cosmo updated Mineral Resources and Reserves Summary discussion below for the latest drilling update).

Newmarket Gold Inc. | Management Discussion and Analysis	9

Q1 2016 MANAGEMENT DISCUSSION AND ANALYSIS

First Quarter 2016 Financial Results
Revenue in Q1 2016 decreased 26% from the corresponding quarter in Q1 2015, driven largely by the lower comparative ounce production as a result of lower grades, which resulted in lower ounces sold, and also impacted by the lower average realized gold price. Lower revenue in Q1 2016 resulted in mine operating income of $0.8 million. Operating expenses were down slightly compared to Q1 2015, mainly due to the weaker Australian dollar exchange rate. Despite the slight decrease in operating expenses, the lower grade and resulting lower ounces sold resulted in an increase in operating cash costs per ounce to $939.

The impact of lower revenues on mine operating income was also partially offset by lower depletion and depreciation, due to the reduced carrying value of Cosmo from the impairment recognized in Q4 2015.

Operating cash flow during Q1 2016 was $1.9 million, down from $6.9 million in the prior year. Capital expenditures in the first quarter of 2016 were only $0.7 million, a significant decrease compared to Q1 2015, as Cosmo shifted focus to operating development and stope production in Mining Block 8, and development emphasis was on extending the 640 drill drive to create a platform for drilling out near-term resources. All-in sustaining cash costs per ounce increased only 3% in Q1 2016 from Q1 2015, as higher operating cash costs per ounce were tempered by the reduced capital expenditures. Operating costs per tonne milled were A$113 in Q1 2016, up slightly from the prior year due to lower mill throughput in the most recent period.

STAWELL GOLD MINE

	Q1 2016	Q1 2015
Operating Information
Capital Development (m)	82	-
Operating Development (m)	742	701
Ore Mined – Underground (t)	153,037	123,082
Ore Mined – Head Grade (g/t Au)	1.89	2.64
Ore Milled (t)	229,558	220,087
Grade (g/t Au)	1.43	1.75
Recovery (%)	79.9	80.2
Gold Oz Produced	8,579	9,929
Gold Oz Sold	8,762	9,863
Financial Information (in thousands, except per ounce amounts)
Revenue	10,014	12,081
Mine operating income (loss)	(146)	2,544
Cash flow (used in) from operations	206	3,009
Mine development and property, plant and equipment	647	410
Operating cash costs per ounce sold	1,143	951
All-in sustaining cash costs per ounce sold(1) (2)	1,218	984
Operating costs per tonne milled in A$	A$60	A$54

(1) Excludes Big Hill expenditures which relate to a growth project and are therefore not sustaining expenditures of the existing operation (2) Excludes corporate general and administrative expenses

First Quarter 2016 Operating Results
Stawell produced 8,579 ounces of gold in Q1 2016, down 2.1% compared to the previous quarter and down 13.6% compared to Q1 2015. Lower year-over-year quarterly gold production is due to a 0.75 g/t decrease in underground ore grade to 1.89 g/t in Q1 2016. Production in Q1 2016 consisted predominantly of non-reserve upper levels ore and the commencement of production in the Federal Albion. Ore delivery from Magdala was deferred to Q2, 2016 due to delays in ground support activities.

Newmarket Gold Inc. | Management Discussion and Analysis	10

Q1 2016 MANAGEMENT DISCUSSION AND ANALYSIS

Stawell continued its program of campaign milling underground ore from the upper levels of the mine and surface oxide stockpiles, which resulted in a relatively lower mill head grade. In Q1 2016, the mill processed 229,558 tonnes of ore, at 1.43 g/t and recovery of 79.9%. The lower mill grade was the result of lower grade development ore displacing Magdala ore due to delays in ground support activity.

Stawell continues to progress a multi-targeted underground drilling exploration program, focused on the upper levels of the mine between 180m and 705m levels below the surface in the middle to upper portion of the strongly mineralized Magdala system. In Q1 2016, capital development advanced 82m into the U2 production area while operating development advanced 742m in the Federal Albion South area. In addition to sustaining drill programs, Stawell continues to advance the Aurora B project, located on the East Flank of the Magdala Basalt as a potential new mining front. (See Stawell updated Mineral Resources and Reserves Summary discussion below for recent key drilling highlights.)

First Quarter 2016 Financial Results
Revenue in Q1 2016 of $10.0 million was down 17% compared to Q1 2015 due to the lower production impacted by reduced underground grade, and the lower comparative realized gold price. Although grade was down compared to Q1 2015, Stawell mined significantly more tonnes in the most recently completed quarter, resulting in an increase in operating expenses. Stawell is also now subject to a 1% NSR royalty as of January 1, 2016 (held by AuRico Metals). As a result, Stawell posted a mine operating loss for Q1 2016 of $0.1 million. The increased operating expenses with a comparably lower ounce result due to grade performance resulted in a 20% increase in operating cash costs per ounce compared to Q1 2015.

Given the short time frame to production most related drilling and development costs are expensed as operating costs, although of the modest $0.6 million of capital expenditure in Q1 2016, a portion of this was recognized as capital development. Due to the impact of lower grades in the quarter on operating cash costs per ounce, all-in sustaining cash costs per ounce for the first quarter of 2016 are $1,218. Operating costs per tonnes of A$60 are generally aligned with Q4 2015 which were A$57 per tonne, with the most recent period reflecting the increase in operating costs. The operating costs per tonne are higher than Q1 2015, when there was lower drill activity during the period.

GROWTH AND EXPLORATION

Newmarket continues to invest in growth and exploration programs with the aim of delineating near-term resource growth and the potential to extend reserves at the Company’s operating mines. During 2016, Newmarket is planning to spend $5 to $10 million in growth projects that will build on the success of several mine-site discoveries and delineation and growth exploration drill programs completed in 2015. As of March 31, 2016, the Company has already incurred $3.8 million in exploration and evaluation expenditures.

Based on the success of the exploration programs in 2015, the Company has continued to advance several high priority growth projects in 2016. These projects include: drill testing on the up-plunge and down-plunge of the Lower Phoenix at Fosterville, the establishment of the Harrier drill drive at Fosterville as a platform for further drilling on the Lower Phoenix, phase four drilling on the Aurora B target at Stawell, drill testing down plunge on the Sliver Lode at Cosmo, and further drilling on Cosmo Deeps and the Western Lodes.

For full growth and exploration programs and drill results details, including key intercepts, please refer to the press releases dated January 11, 2016 and February 29, 2016 (Fosterville), and January 26, 2016 (Stawell) available at www.newmarketgolinc.com and on SEDAR.

SUMMARY OF UPDATED MINERAL RESOURCES AND MINERAL RESERVES BY ASSET – AS AT DECEMBER 31, 2015

Fosterville Gold Mine
Mineral Reserves at Fosterville grew 34% to 244,000 ounces of gold, after depletion, accompanied by a 25% increase in grade to 6.95 g/t (1,091,000 tonnes at an average grade of 6.95 g/t) from the previous estimate of 182,000 ounces of gold (1,017,000 tonnes at an average grade of 5.55 g/t). Excluding stockpiles, Fosterville’s in situ Mineral Reserves are 239,000 ounces grading 7.03 g/t. Measured and Indicated Mineral Resources increased 5% to 2.12 million ounces of gold accompanied by a 13% increase in grade to 4.39 g/t (15,036,000 tonnes at an average grade of 4.39 g/t), from the previous estimate of 2.0 million ounces of gold (16,183,000 tonnes at an average grade of 3.89 g/t).

The Phoenix and Lower Phoenix gold systems, where Fosterville is currently mining, host Measured and Indicated Mineral Resources of 673,000 ounces of gold grading 8.33 g/t. In 2016, surface-based drilling in the Lower Phoenix system continues to confirm near-mine gold mineralization, with high-grade intercepts 200 metres up-plunge and 200 metres down-plunge from defined Mineral Resources including 12.75 g/t over 5.9 m (ETW 4.5 m) and 12.5 g/t Au over 3.35 m (ETW 2.4 m) (See Press Release dated February 29, 2016). The Lower Phoenix gold system has been traced by development and drilling for over 2 km and remains open for further expansion.

During 2015, a total of 42,700 metres of drilling (196 drill holes) was completed which focused on the Lower Phoenix gold system. This drilling resulted in the significant discovery of the Eagle Fault Zone, a high-grade, visible gold-bearing structure proximal to current underground mine infrastructure within the Lower Phoenix gold system. This delineation drilling supported a new maiden Measured and Indicated Mineral Resource for the Eagle Fault Zone of 75,000 ounces grading 11.61 g/t and an Inferred Mineral Resource of 37,000 ounces grading 27.2 g/t. Also, newly discovered East Dipper structures in the Lower Phoenix gold system host Measured and Indicated Mineral Resources of 166,000 ounces grading 9.79 g/t.

Newmarket Gold Inc. | Management Discussion and Analysis	11

Q1 2016 MANAGEMENT DISCUSSION AND ANALYSIS

Fosterville Gold Mine Mineral Resources and Reserves Summary Effective December 31, 20151

	Gold Ounces (000’s)			Gold Grade (g/t)
Proven & Probable Mineral Reserves	2015[1]	2014[1]	% Change	2015[1]	2014[1]	% Change
Fosterville Underground	244	182	34%	6.95	5.55	25%
Fosterville Tailings	144	126	14%	7.83	8.89	-12%

Mineral Resources (Measured & Indicated)
Fosterville Underground	2,122	2,024	5%	4.39	3.89	13%
Fosterville Tailings	144	126	14%	7.83	8.89	-12%

Inferred Resources
Fosterville Underground	665	699	-5%	4.08	3.72	10%
1)	For additional detail please refer to the Fosterville Gold Mine Technical Reports filed on SEDAR.

Stawell Gold Mine
During 2015, a total of 8,010 metres of growth exploration drilling (19 holes) completed at Stawell Gold Mine resulted in the important discovery of the Aurora B target located on East Flank of the Magdala Basalt approximately 400-500 metres below surface, which resulted in a maiden Inferred Mineral Resource of 30,400 ounces of gold at an average grade of 3.5 g/t. The Inferred Mineral Resource remains open for potential expansion.

The latest drill results from Aurora B highlight the potential to build Mineral Resources on the expansive East Flank of the Stawell gold system (See Press Release dated January 26, 2016). Drilling to date has traced the Aurora B mineralized surface approximately 150 metres along strike and 150 metres down-dip, with this zone being approximately 200 metres from existing mine infrastructure. A fourth phase of drilling is underway to expand this Inferred Mineral Resource by targeting the along strike potential and assess the potential for it to become a new mining front for the Stawell Mine. Historic drilling of the Aurora A discovery on the East Flank of the Magdala Basalt, 600 m below the Aurora B discovery has returned high-grade gold intercepts including 5.4 m grading 13.7 g/t and remains open for expansion.

The Modified Big Hill Development Project (“The Big Hill Project”)
Newmarket also continues to progress the Big Hill Project at Stawell, an important growth opportunity for the Company and the community of Stawell. The Big Hill Project is the up-dip extension of the Magdala system currently being mined from underground. On June 6, 2014, the Company released a positive Feasibility Study prepared in accordance with NI 43-101 which defined a reserve for the project and robust project economics. Full details of the Feasibility Study can be found in Technical Report titled "Technical Report - Big Hill Enhanced Development Project at Stawell Gold Mine" on SEDAR and at the Company's website at www.newmarketgoldinc.com.

In March 2014, the Company released of the Environmental Effects Statement (EES) for the Big Hill Project, which was followed by a full Feasibility Study in June 2014. Formal Panel Hearings for the Project with government department representatives concluded in July 2014. On October 30, 2014, the Company received the Ministerial assessment and Panel Report on the Big Hill Project. The Panel provided a number of key recommendations for the Project, and at that time also advised the statutory decision-makers that the Project should not proceed in the current form.

In early 2015, the newly elected Victorian State Government acknowledged the Company's willingness to address the Ministerial issues raised, and advised that key agencies would review an updated submission and provide recommendations on next steps. In May 2015, the Company submitted a draft modified plan to the State government that would include several new initiatives, primarily relating to proximity buffering, additional noise mitigation and further controls for dust mitigation to satisfy the Ministerial key recommendations resulting from the EES review. Such initiatives are generally above best practice standards and have been reviewed by third party independent technical experts. The Company has not received further direction on the Project as of the date of this MD&A, however has engaged in a ministerial inquiry starting in Q4 2015, which the Company views as a necessary step for project direction to be progressed. As noted above under Governance, the results of the independent review were released in April, finding the mine operations to be compliant with Victoria’s mining licensing requirements and regulatory standards, and did not find evidence of risks to the community’s health or safety. The Report did propose recommendations to improve environmental monitoring, and to undertake broader community engagement, and these recommendations have been taken on for further consideration.

Newmarket Gold Inc. | Management Discussion and Analysis	12

Q1 2016 MANAGEMENT DISCUSSION AND ANALYSIS

Stawell Gold Mine Mineral Resources and Reserves Summary Effective December 31, 20151,2

	Gold Ounces (000’s)			Gold Grade (g/t)
Proven & Probable Mineral Reserves	2015[1]	2014[2]	% Change	2015[1]	2014[2]	% Change
Stawell Underground	28	27	4%	2.47	2.80	-12%
Stawell Big Hill & Surface	138	154	-10%	1.36	1.38	-1%

Mineral Resources (Measured & Indicated)
Stawell Underground	80	74	8%	3.42	3.41	0%
Stawell Big Hill & Surface	166	169	-2%	1.52	1.50	1%

Inferred Resources
Stawell Underground	116	75	55%	3.24	3.19	2%
Stawell Big Hill & Surface	2	2	0%	1.15	1.15	0%
1)	For additional details regarding 2015 Mineral Resources and Reserves, please refer to the Stawell Gold Mine Technical Reports filed on SEDAR.
2)

For additional details regarding 2014 Mineral Resources and Reserves, please refer to the Stawell Gold Mine Technical Report and the Big Hill Enhanced Development Project Technical Report filed on SEDAR.

Cosmo Gold Mine and Northern Territory (“NT”)
The Cosmo Gold Mine, located in the NT, reported a 32% decline in its underground year-end Mineral Reserves from 2014 to 101,300 ounces of gold (932,000 tonnes at an average grade of 3.38 g/t). The decline is mainly due to the reduction in the mineralization around the Footwall zone in the 100 to 300 lodes which have had the largest proportion of ounces mined at Cosmo over the last two years. During the second half of 2015, step-out exploration drilling focused on down plunge extensions of the Sliver Lode and Eastern Deeps to increase confidence in the continuation of mineralization at depth. Additionally, a total of 18 drill holes have been completed on the new Western Lode discovery which is only 160 metres from mine infrastructure. Step-out drilling results on the Sliver Lode and Eastern Deeps targets, and drilling on the Western Lode, are not included in year-end Mineral Reserves and Resources as these targets require additional infill drilling, which is the focus moving forward in 2016. Drilling of these high priority targets is ongoing, and will soon move to a dedicated exploration drill platform on the 640 metre level which is currently being developed.

Drilling completed in late 2015 on the Esmeralda gold deposit, included in the NT Mineral Resources, resulted in the definition of an Indicated Mineral Resource of 37,300 ounces of gold (558,000 tonnes at 2.08g/t) . This has allowed for the development of a Mineral Reserve of approximately 12,700 ounces of gold for the project which is currently going through the mining approval process. The Esmeralda gold deposit is located 6 km north of Newmarket’s Union Reef mill with this oxide resource being amenable for open pit mining. The Esmeralda deposit could provide mill feed to the Union Reefs mill which has approximately 1.2 million tonnes of excess milling capacity.

Cosmo Gold Mine and NT Mineral Resources and Reserves Summary Effective December 31, 20151,2

	Gold Ounces (000’s)			Gold Grade (g/t)
Proven & Probable Mineral Reserves	2015[1]	2014[2]	% Change	2015[1]	2014[2]	% Change
Cosmo Underground	101	149[2]	-32%	3.38	3.57[2]	-5%
NT (excl Cosmo Underground, Maud Creek)	114	114[3]	Flat	2.01	2.08[3]	-3%

Mineral Resources (Measured & Indicated)
Cosmo Underground	480	539[2]	-11%	3.22	3.35[2]	-4%
NT (excl Cosmo, Maud Creek Project)	975	950[3]	3%	1.57	1.56[3]	1%

Inferred Resources
Cosmo Underground	60	84[2]	-28%	2.76	2.72[2]	1%
NT (excl Cosmo, Maud Creek)	759	820[3]	-7%	1.86	1.87[3]	0%
1)	For additional details regarding 2015 Mineral Resources and Reserves, please refer to the Northern Territory Technical Report filed on SEDAR.
2)

For additional details regarding 2014 Mineral Resources and Reserves, please refer to the Cosmo Gold Mine Technical Report (March 31, 2015), and the Union Reefs Gold Project, Pine Creek Gold Project, and Burnside Gold Project Technical Reports (August 14, 2013) filed on SEDAR.

Newmarket Gold Inc. | Management Discussion and Analysis	13

Q1 2016 MANAGEMENT DISCUSSION AND ANALYSIS

Maud Creek Gold Project, Northern Territory
The Maud Creek gold project is located 110 kilometres southeast of the Union Reefs processing facility, which provides an opportunity to leverage existing infrastructure in the future. Maud Creek Mineral Reserves reported as at December 31, 2014 were not included in the 2015 Mineral Reserves classification due to the new mining and processing options being proposed as part of a Preliminary Economic Assessment (“PEA”) for the Maud Creek project. SRK Consulting is currently working on completing the PEA due for release in early Q2, 2016 with the study assessing both standalone and Union Reef milling options for the development of the project.

As part of the 2015 Mineral Resource and Reserve statement, the Maud Creek Technical Report was completed for the Maud Creek project and the estimates from this report will be incorporated in the upcoming PEA. As a result, a new Measured Mineral Resource of 190,000 ounces of gold (1,070,000 tonnes at 5.60 g/t) has been estimated. Overall, Measured and Indicated Mineral Resources have decreased at Maud Creek by 17% to 724,000 ounces grading 3.46 g/t due to greater definition of geological and structural controls on mineralization resulting in a more accurate Mineral Resource estimate for the deposit.

Maud Creek Gold Deposit Mineral Resources and Reserves Summary Effective December 31, 2015

	Gold Ounces (000’s)			Gold Grade (g/t)
	2015[1]	2014[1]	% Change	2015[1]	2014[1]	% Change
Proven & Probable Mineral Reserves	0	184	-100%	0.00	5.44	-100%
Mineral Resources (Measured & Indicated)	724	871	-17%	3.46	3.50	-1%
Inferred Resources	149	344	-57%	2.32	2.55	-9%
1)	For additional details on the 2015 Mineral Resource and Reserves, please refer to the Maud Creek Technical Report filed on SEDAR.
2)	For additional details on the comparative Mineral Resource and Reserves, please refer to Maud Creek Gold Project (August 14, 2013) filed on SEDAR.

CONSOLIDATED FINANCIAL RESULTS

Consolidated Mine Operating Results
	Q1 2016	Q1 2015
Revenue	66,055	72,897
Cost of operations
Operating expenses, including royalties	(40,549)	(41,973)
Depletion and depreciation	(7,953)	(11,162)
Total cost of operations	(48,502)	(53,135)
Mine operating income	17,553	19,762

Revenue for Q1 2016 was lower than the previous year as the average realized gold price was down 3.9% to $1,139 per ounce. Gold sales were also down 5.7% as Q1 2015 revenues include the sale of 2,750 ounces of gold bullion. Mine operating income of $17.5 million in the most recent quarter was down compared to Q1 2015, with lower comparative revenues being partially offset by lower operating expenses and lower depletion and depreciation. Although operating costs in absolute terms were lower, operating cash costs per ounce of $701 in Q1 2016 were 2.6% higher than Q1 2015, reflecting the impact of lower comparative grades for Cosmo and Stawell, resulting in lower production at a similar operating cost profile. Operating expenses in Q1 2016 also reflect the impact of the commencement of the Stawell 1% NSR royalty on January 1, 2016. Depletion and depreciation is down 28.7% to $7.95 million for Q1 2016, impacted by the lower Australian dollar but mainly the result of lower book values at Cosmo and a longer mine life at Fosterville.

Newmarket Gold Inc. | Management Discussion and Analysis	14

Q1 2016 MANAGEMENT DISCUSSION AND ANALYSIS

Consolidated Expenses
	Q1 2016	Q1 2015
Impairment charge	167	-
Exploration and evaluation	3,831	770
Care and maintenance	195	279
General and administrative	2,209	1,508
Share-based compensation	1,215	155
Other losses (gains)	284	(193)

In Q1 2016, the Company recorded an impairment charge of $0.2 million against the carrying value of the Point Leamington mineral property based on terms of a letter of intent executed with an interested third party.

Exploration and evaluation expenditure of $3.8 million was significantly higher than the prior year, as strong operational cash flow has enabled the Company to focus on exploration for near-term resource growth. Exploration programs in Q1 2016 included the ongoing development of the Harrier drill drive at Fosterville, surface drill programs targeting the up-plunge and down plunge potential of the lower Phoenix at Fosterville, the Aurora B program at Stawell, and the 640 drill drive development at Cosmo.

General and administrative expenses of $2.2 million are up from Q1 2015, reflecting the revised corporate structure and expanded corporate capacity following the amalgamation of Newmarket Gold and Crocodile Gold, and reflects increased capital market activity in early part of 2016.

Share-based compensation in Q1 2016 was $1.2 million. The increase compared to Q1 2015 relates predominantly to the vesting of a tranche of performance share units as a result of the Company’s strong share price performance in the first quarter. The Company’s performance share units vest at thresholds based on the performance of Newmarket’s share price on a 20-day volume weighted average.

Finance Items and Income Tax
	Q1 2016	Q1 2015
Finance income	(164)	(209)
Finance costs	906	1,159
Deferred tax expense	2,447	590

Finance costs in both Q1 2016 and Q1 2015 relates predominantly to accretion on the outstanding Debentures, which are now fully converted or redeemed as of March 30, 2016.

During the first quarter of 2016, the Company also recognized a deferred tax expense of $2.4 million, compared to $0.6 million in the corresponding quarter of 2015. The expense relates mainly to estimated use of non-capital losses relating to Fosterville and Stawell, as Fosterville continues to achieve record production and cash cost results, and the Australian dollar gold price continues to remain strong.

Net (Loss) Income
Net income for the first quarter of 2016 was $6.5 million or $0.04 per share, compared to net income of $15.7 million in Q1 2015, or $0.13 per share. Per share information is reflective of the increased weighted average number of shares outstanding as a result of the conversion and redemption of Debentures and the exercise of warrants during the quarter.

Net income in Q1 2015 benefited from the sale of 2,750 ounces of gold bullion, generating $1.0 million in operating income. Net income for Q1 2016 reflects significant exploration expenditures of $3.8 million, up from only $0.8 million in the prior year. Net income was also impacted by a $1.0 million increase in share based compensation due to the vesting of a tranche of the Company’s performance share units, as a result of the strong performance of the Company’s share price during the period. General and administrative expenses have also increased compared to Q1 2015, reflecting the increased corporate capacity as a result of Newmarket’s amalgamation with Crocodile Gold, and increased capital markets activity.

Newmarket Gold Inc. | Management Discussion and Analysis	15

Q1 2016 MANAGEMENT DISCUSSION AND ANALYSIS

Foreign Exchange
The reporting currency of Newmarket Gold is the US dollar. In the consolidated financial statements, all assets and liabilities are translated into the US dollar at the rate of exchange on the balance sheet date and all revenue and expense items are translated at the average rate of exchange for the period. Gains and losses on translation are included in equity as a separate component of other comprehensive income (loss).

As at March 31, 2016, the Australian dollar was worth $0.7667 (December 31, 2015 – $0.7285) and had an average exchange rate against the US dollar of $0.7211 during Q1 2016 (Q1 2015 – $0.7860) . As at March 31, 2016, the Canadian dollar was worth $0.7700 (December 31, 2015 – $0.7225) and had an average exchange rate against the US dollar of $0.7277 during Q1 2016 (Q1 2015 – $0.8057) . For the quarter ended March 31, 2015, the Company recorded an unrealized gain on foreign currency translation of $7.9 million compared to a loss of $8.0 million during the corresponding period of 2015. The change in the period was the result of a significant appreciation in both the Canadian and Australian dollar towards the end of Q1 2016.

LIQUIDITY AND CAPITAL RESOURCES

Newmarket Gold is committed to managing liquidity by achieving positive cash flows from each of its operations to fund capital requirements and development projects. The Company monitors the expected settlement of financial assets and liabilities on an ongoing basis; there are no significant accounts payable, capital lease obligations, or other payments that are outstanding past their due dates.

Working Capital
	March 31, 2016	December 31, 2015
Cash	$52,111	$36,515
Inventories	21,347	21,107
Other current assets	4,750	5,121
Total current assets	$78,208	$62,743
Current liabilities	$(38,558)	$(37,568)
Current portion of long term debt	(1,058)	(2,894)
Total current liabilities	$(39,616)	$(40,462)

Net working capital	$38,592	$22,281

As at March 31, 2016, Newmarket had a positive working capital balance of $38.6 million, including a cash balance of $52.1 million, a significant increase from year-end working capital of $22.3 million. The strengthening of working capital reflects ongoing free cash generation from the Company’s mine operations, proceeds from the exercise of share purchase warrants in the first quarter of 2016, and the reduction in current debt related to the Debentures, which were fully converted and redeemed as of March 30, 2016. The Company also continues to invest in the growth of its mine resources, investing $3.8 million in exploration in the first quarter of 2016.

With the full conversion and redemption of the Debentures, the Company has total debt of just $1.6M (excluding accounts payable and accruals) relating to capital lease obligations for mine equipment.

Cash Flow Analysis
Operating cash flow in Q1 2016 was $18.3 million compared to $27.5 million in the corresponding period of 2015. Revenue in Q1 2016 was down $6.6 million from Q1 2015, however, total revenue, in Q1 2015, benefited from a higher average realized gold price and revenue of approximately $3.3 million from the sale of 2,750 ounces of gold bullion held as at December 31, 2014. Lower revenues were partially offset by a 3.3% reduction in total operating expenses, including royalties. Operating cash flow in Q1 2016 also reflects exploration and growth spending of $3.8 million, an increase of over $3 million compared to Q1 2015 as the Company continues to invest in growth programs to drive near-term resource growth.

Newmarket invested $7.5 million in mine development in Q1 2016, which includes underground development and resource definition. Development was focused at Fosterville, which accounted for $6.6 million of the total expenditure. Mine development at Cosmo was comparatively low at $0.5M, with a focus on operating development in the now-accessed Mining Block 8, and also on the 640 drill drive growth development. As a result, total mine development was down from $11.1 million in Q1 2015. Property, plant and equipment expenditure in the quarter was $1.9 million, down slightly from the prior year.

Newmarket Gold Inc. | Management Discussion and Analysis	16

Q1 2016 MANAGEMENT DISCUSSION AND ANALYSIS

Net cash provided from financing activities in first quarter of 2016 of $4.3 million reflects the proceeds of $5.1 million on the exercise of 4,250,769 share purchase warrants, which had an exercise price of C$1.63 per share. The Company also received $0.2 million from the exercise of stock options. Also impacting financing activity cash flow was the final payment of $0.7 million in interest on the conversion and redemption of the Debentures.

OFF-BALANCE SHEET ITEMS

As at March 31, 2016, the Company did not have any off-balance sheet items.

OUTSTANDING SHARE INFORMATION

	March 31, 2016	December 31, 2015
Authorized: Unlimited number of common shares
Issued: Fully paid common shares	174,665,557	135,945,603
Issued: Stock options	10,570,612	11,041,192
Issued: Performance share units	4,012,000	4,012,000
Issued: Common share purchase warrants	972,160	16,661,749

As at the date of this MD&A, the fully paid common shares outstanding of Newmarket Gold was 175,588,424. Subsequent to March 31, 2016, the Company issued 459,200 common shares on the exercise of broker warrants (see below) and 463,667 common shares relating to vested performance share units.

On July 10, 2015, the Company completed the plan of arrangement (“Transaction”) between Newmarket Gold Inc. and Crocodile Gold, whereby each Newmarket shareholder received 0.2 Newmarket Gold common shares for each Newmarket common share, and each Crocodile Gold shareholder had the option to elect to receive consideration per Crocodile Gold share of 0.2456 common shares of Newmarket Gold, or C$0.37 per share in cash, subject to a maximum aggregate cash consideration of C$20 million. The cash consideration was funded from a C$25 million subscription receipt financing completed by Newmarket prior to the completion of the Transaction. On closing of the Transaction, Newmarket Gold had 134,220,992 common shares issued and outstanding. All issued and outstanding shares and other equity instruments presented in this MD&A are shown with the share ratios applied to reflect the completion of the Transaction.

Warrants
In the first quarter of 2016, 4,250,769 common share purchase warrants with an exercise price of C$1.63 were exercised, resulting in proceeds to the Company of $5.1 million. Also during Q1 2016, a further 11,438,820 common share purchase warrants with an exercise price of C$9.16 expired unexercised on March 24, 2016. The remaining common share purchase warrants represent broker warrants issued in connection with the subscription receipts financing completed as part of the Transaction. The broker warrants have an exercise price of C$1.25 and expire on January 10, 2017.

Convertible Unsecured Debentures
On February 16, 2016, the Company provided notice to the holders of the outstanding Debenture that on March 30, 2016 it would redeem in full all of its then outstanding Debentures by issuing common shares in the Company. The Company previously issued C$34,500,000 of 8% Debentures on April 5, 2013. The Debentures mature on April 30, 2018, with interest of C$1.38 million payable semi-annually on April 30 and October 31, unless converted or redeemed earlier.

During the three months ended March 31, 2016, Debenture holders converted C$34.47 million Debentures into 33,863,328 common shares. On March 30, 2016, the Company redeemed the remaining outstanding C$21,000 Debentures through the issuance of 10,287 common shares.

Newmarket Gold Inc. | Management Discussion and Analysis	17

Q1 2016 MANAGEMENT DISCUSSION AND ANALYSIS

QUARTERLY INFORMATION

(in thousands, except ounces and per share amounts)	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014	Q3 2014	Q2 2014
Gold produced (oz)	58,057	53,179	53,817	55,998	59,676	58,796	55,909	54,024
Gold sold (oz)	57,796	52,290	54,521	55,154	61,293	58,070	56,486	53,612
Average realized gold price ($/oz)	1,139	1,117	1,109	1,196	1,185	1,202	1,298	1,291
Operating cash costs per ounce sold ($/oz)	701	$742	715	681	683	793	898	965
AISC per ounce sold ($/oz)	908	$995	1,011	1,037	983	1,098	1,233	1,316
Revenue	66,055	58,383	60,664	66,044	72,897	69,783	73,337	69,232
Mine operating income	17,553	8,714	12,582	19,518	19,762	12,272	12,583	8,128
Net (loss) income	6,535	(20,238)	(10,325)	12,072	15,703	10,759	8,583	3,934
Net (loss) income per share (basic and diluted)	0.04	(0.15)	(0.08)	0.10	0.13	0.09	0.07	0.03
Cash flow from operations	18,299	10,594	11,345	27,071	27,486	25,281	18,232	18,184
Total assets	240,780	215,560	229,823	240,632	224,611	256,130	249,809	264,450
Non-current liabilities	30,539	49,419	51,495	55,055	57,188	82,197	86,192	92,957

Newmarket consistently produces over 50,000 ounces a quarter and has established itself as a 200,000-ounce producer, guiding to produce 205,000 to 220,000 ounces of gold in 2016. The Company’s realized gold price has generally trended downward over the past eight quarters as market sentiment towards gold has remained volatile, however the Company has also been able to demonstrate a downward trend in its operating and all-in sustaining cash costs per ounce to maintain sustainable operating margin and cash flow. Cash cost per ounce performance has been driven improving grade and recovery profiles, cost reduction initiatives, and the weakening Australian dollar.

The focus on reducing operating costs has enabled the Company to maintain a relatively consistent level of mine operating earnings in light of the volatile gold price. In Q4 and Q3 of 2015, relatively lower mine operating income was reflective of production challenges at Cosmo, which improved in Q1 2016. Net income has varied more over time largely due to one-time or non-cash items. In Q4 2015, net loss was mainly the result of a $26.0 million non-cash impairment with respect to Cosmo and various Northern Territory assets. In Q3 2015, the Company incurred $15.1 million in transaction costs association with the amalgamation between Crocodile Gold and Newmarket. Since Q2 2015, net (loss) income has also been impacted by the Company’s decision to invest in exploration and growth programs to grow near-term resource potential. Total spend during the year ended 2015 was $12.0 million, and in Q1 2016 the Company spent a further $3.8 million.

Total assets have been impacted by movements in Australian exchange rate relative to the US dollar, as the Company’s mining operations have an Australian dollar functional currency. Throughout 2015, the weakening Australian dollar had the effect of decreasing the Company’s assets in US dollar terms. In Q4 2015, the Company’s total assets were also impacted by the impairment recognized with respect to the Cosmo Gold Mine. In Q1 2016, as a result of the strengthening Australian dollar there was an upward impact on total assets, in addition to a $15.6 million increase in cash and the ongoing investment into mine properties and property, plant and equipment.

Non-current liabilities are also impacted by the changes in the Australian dollar and also the Canadian dollar, with underlying mine operation capital lease obligations and provisions being denominated in Australian dollars and the Company’s Debentures being a Canadian dollar liability. The Canadian dollar depreciated in 2015 much like the Australian dollar, contributing to the general decreasing amount of non-current liabilities. In the most recent quarter, the Company posted a significant decline in non-current liabilities due to the full conversion and redemption of the Debentures, with part of the decrease being offset by the strengthening Canadian dollar. In Q1 2015, non-current liabilities also decreased significantly as a result of the termination of the net free cash flow sharing arrangement with AuRico Gold Inc. in January 2015.

Newmarket Gold Inc. | Management Discussion and Analysis	18

Q1 2016 MANAGEMENT DISCUSSION AND ANALYSIS

NON-IFRS MEASURES

Newmarket Gold has included in this MD&A certain non-IFRS performance measures as detailed below. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Operating Cash Costs per Ounce of Gold – Newmarket Gold calculates operating cash costs per ounce by deducting silver sales revenue as a by-product from operating expenses per the consolidated statement of operations, then dividing by the gold ounces sold during the applicable period. Operating expenses include mine site operating costs such as mining, processing and administration as well as royalties, however excludes depletion and depreciation, share-based payments and rehabilitation costs.

All-In Sustaining Costs per Ounce of Gold – Newmarket Gold has adopted an all-in sustaining cost performance measure that reflects all of the expenditures that are required to produce an ounce of gold from current operations. While there is no standardized meaning of the measure across the industry, the Company’s definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. The World Gold Council is a non-regulatory, non-profit organization established in 1987 whose members include global senior mining companies. The Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations.

The Company defines all-in sustaining costs as the sum of operating cash costs (per above), sustaining capital (capital required to maintain current operations at existing levels), capital lease repayments, corporate general and administrative expenses, mine exploration within the known resource, and rehabilitation accretion and amortization related to current operations. All-in sustaining costs excludes capital expenditures for significant improvements at existing operations deemed to be expansionary in nature, exploration and evaluation related to growth projects, rehabilitation accretion and amortization not related to current operations, financing costs, debt repayments, share-based compensation not related to operations, and taxes.

The operating cash costs per ounce and all-in sustaining costs per ounce are reconciled to the condensed interim consolidated statement of operations as follows:

(in thousands, except ounces and per ounce amounts shown)	Q1 2016	Q1 2015

Operating expense per the condensed interim consolidated statement of operations, including royalties	40,549	41,973
By-product silver sales credit	(58)	(89)
Operating cash costs ($)	40,491	41,884
Sustaining mine development (1)	7,509	10,971
Sustaining capital expenditures, including capital lease payments (2)	2,026	2,727
General and administration costs	2,209	1,508
Rehabilitation – accretion and amortization (operating sites)	260	269
Mine exploration	4	149
All-in sustaining cash costs ($)	52,499	57,508
Gold ounces sold	57,796	61,294
Operating cash costs per ounce sold ($ / ounce)	701	683
All-in sustaining cash costs per ounce sold ($ / ounce)	908	938

Newmarket Gold Inc. | Management Discussion and Analysis	19

Q1 2016 MANAGEMENT DISCUSSION AND ANALYSIS

(1)	Sustaining mine development exclude expenditures for growth projects and mine development to commercial production. Total sustaining capital is calculated as follows:

(in thousands)	Q1 2016	Q1 2015
Expenditure on mine development per statement of cash flows	7,542	11,144
Less: Big Hill Project development costs	(33)	(173)
	7,509	10,971

(2)	Sustaining property, plant and equipment exclude expenditures for non-operational projects. Total sustaining capital expenditures are calculated as follows:

(in thousands)	Q1 2016	Q1 2015
Expenditure on property, plant, and equipment including capital lease payments per statement of cash flows	2,119	2,727
Less: Non-operational property, plant and equipment	(93)	-
	2,026	2,727

Operating Cost per Tonne Milled (AUD$) – Newmarket Gold calculates operating costs per tonne milled by using operating expenses per the segmented disclosure note in the consolidated financial statements, dividing by the applicable USD/AUD foreign exchange rate, then then dividing by the tonnes milled during the applicable period by the relevant mine operation. Operating expenses include mine site operating costs such as mining, processing and administration, however excludes royalties, depletion and depreciation, and rehabilitation costs.

The operating cost per tonne milled in Australian dollars (A$) are reconciled to the consolidated statement of operations as follows, with all amounts except per tonne milled figures shown in thousands of dollars:

	Q1 2016	Q1 2015
Fosterville Gold Mine
Operating expense per the segmented disclosure note (US$)	15,059	16,315
Average foreign exchange rate for period shown	0.7211	0.7860
Operating expense in (A$)	20,883	20,757
Ore Milled (t)	161,868	175,327
Operating cost per tonne milled (A$)	129	118
Cosmo Gold Mine
Operating expense per the segmented disclosure note (US$)	14,709	15,609
Average foreign exchange rate for period shown	0.7211	0.7860
Operating expense in (A$)	20,398	19,859
Ore Milled (t)	181,038	190,306
Operating cost per tonne milled (A$)	113	104
Stawell Gold Mine
Operating expense per the segmented disclosure note (US$)	9,934	9,397
Average foreign exchange rate for period shown	0.7211	0.7860
Operating expense in (A$)	13,776	11,955
Ore Milled (t)	229,558	220,087
Operating cost per tonne milled (A$)	60	54

Newmarket Gold Inc. | Management Discussion and Analysis	20

Q1 2016 MANAGEMENT DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTINGENCIES

(a)	Material contracts

The Company has engaged an independent contractor to provide mining and development services at its Cosmo Gold Mine in the Northern Territory, Australia. The mining contract was executed in March 2014 and carries a two-year term with an option for a 12 month extension, which was exercised in June 2015. The Company may terminate the contract with not less than 30 days’ notice, in which case the Company would be liable for a termination payment equal to one-quarter times the previous month’s invoice plus any outstanding amounts owing for work completed prior to termination.

The Company has entered into an updated contract for the Northern Territory with the newly deregulated power retail provider in the Northern Territory for a 12-month period beginning on July 1, 2015, extending its previous contract with the then government-regulated power provider under the contract. Under the terms of the contract, the Company is obligated to purchase a minimum annual quantity of electricity regardless of actual consumption. As at March 31, 2016, the Company was in compliance with the terms of the contract and does not anticipate any issues with meeting the minimum purchase commitments over the term.

The Company has also entered into a contract for power in the State of Victoria with an independent supplier which provides for electricity for the Fosterville Gold Mine and the Stawell Gold Mine through to December 31, 2016. Under the terms of the contract, the Company is obligated to purchase a minimum annual quantity of electricity regardless of actual consumption. As at December 31, 2015, the Company was in compliance with the terms of the contract and does not anticipate any issues with meeting the minimum purchase commitments over the term.

(b)	Environmental bonds

As at March 31, 2016, the Company had provided performance guarantees totaling $18,652 to the Northern Territory and Victorian governments relating to the future reclamation and rehabilitation of the Company’s mine sites and exploration tenements. The guarantees are secured by cash deposits held with a major Australian bank and are recorded as long-term in restricted cash.

(c)	Management contracts

As at March 31, 2016, minimum commitments upon termination of the existing contracts were approximately $1,942 and minimum commitments due within one year under the terms of these contracts are $1,644. In addition, the Company also is party to various executive and employee contracts that would require payments totalling $1,801 to be made upon the occurrence of a change of control.

(d)	Royalty obligations

As at March 31, 2016, the Company has the following obligations with respect to royalties:

•	2% net smelter return royalty from the Fosterville Gold Mine (held by AuRico Metals Inc.)
•	1% net smelter return royalty from Stawell Gold Mine (effective January 1, 2016) (held by AuRico Metals Inc.)
•	A$2 per ounce royalty payable on gold produced from the Stawell Gold Mine mining license.
•	1% ad valorem royalty on any future gold production above 250,000 ounces derived from the Maud Creek Gold Project.
•	A$4 vendor royalty per ounce of gold produced from the Pine Creek tenements.
•	0.5% net smelter return royalty on mineral resources produced from Point Leamington, Newfoundland.

The Company also has royalties payable to various vendors of tenements located outside the currently anticipated mining areas.

With respect to the Maud Creek Gold Project, the Company also has an obligation of a payment of A$2 million that would be due upon a decision to proceed with development of the Maud Creek Gold Project. In addition to the production royalty described above, a further 1% gross royalty and A$5 per ounce royalty are payable on any future gold production from certain tenements from the Maud Creek Gold Project that are located south of the main Maud Creek gold deposit.

The Fosterville Gold Mine is subject to a license fee which enables it to use the patented BIOX process to treat refractory ore from the underground mine. The fee is paid at a rate of A$1.33 per ounce of gold produced and treated through the BIOX Plant and terminates when 1,500,000 ounces of gold in aggregate has been treated in the plant. As at March 31, 2016, approximately 1,026,616 ounces of gold had been treated in the plant.

Newmarket Gold Inc. | Management Discussion and Analysis	21

Q1 2016 MANAGEMENT DISCUSSION AND ANALYSIS

RELATED PARTY TRANSACTIONS

(a)	Compensation of key management of the Company

The remuneration of directors and key executives is determined by the compensation committee of the Board of Directors. The directors’ fees, consulting fees and other compensation of directors and key management personnel were as follows during the year ended:

	March 31, 2016	March 31, 2015
Short-term compensation and benefits	$546	$390
Share-based payments	978	132
	1,524	522

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any directors (executive and non-executive) of the Company. The amounts above have been included in general and administrative in the consolidated statement of operations.

(b)	Other related party disclosures

The Company retains an option to repurchase a 0.5% net smelter return royalty over the Point Leamington Project from Calibre Mining Corp. (“Calibre”), a company with directors in common with Newmarket Gold.

RISK FACTORS

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Newmarket Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates, including the ability to extract anticipated tonnes and successfully realize estimated grades; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineable reserves; the replacement of depleted reserves; and health, safety and environmental risks.

The Company’s ability to generate positive cash flow to generate returns and fund capital requirements and future growth and development is primarily dependent on the price of gold and its ability to meet its production estimates at expected costs. The gold price is impacted by numerous macroeconomic factors outside of the Company’s control, including but in no way limited to: global and regional political and economic conditions, supply and demand factors, inflation or deflation expectations, interest rate expectations, and central bank decisions. A sustained decrease in the price of gold would impact the Company’s profitability, may result in mineral property write-downs and could eventually result in liquidity difficulties. Furthermore, actual production results may vary from Company estimates due to various factors, including but not limited to: mine dilution, lower than expected grades, recovery issues, stope failures, power outages, weather related matters, or equipment and/or supply shortages. Lower than expected production could impact the Company’s ability to generate cash flows to cover the cost of operations and fund sustainable capital expenditures. The Company mitigates the above risks by diligently tracking the gold price and production performance compared to forecast and budget and re-forecasting production plans accordingly so that required financial decisions can be made in a timely manner.

Readers are encouraged to read a full outline and description of the risk factors described in the Company’s Annual Information Form for the year ended December 31, 2015 filed on the Company’s website and on SEDAR.

Newmarket Gold Inc. | Management Discussion and Analysis	22

Q1 2016 MANAGEMENT DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company’s significant accounting policies are described in note 3 to the condensed interim consolidated financial statements for the three months ended March 31, 2016, and note 3 to the consolidated financial statements for the year ended December 31, 2015. The preparation of the consolidated financial statements require management to make estimates and judgements that affect the reported amounts of assets and liabilities in the consolidated financial statements and reported amounts of expenses during the reporting period. Such estimates and judgements affect the carrying value of assets and are based on historical experience and other factors considered relevant. The estimates and judgements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised.

The critical accounting estimates and judgements applied in the preparation of the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2016 are consistent with those applied and disclosed in the consolidated financial statements for the year ended December 31, 2015. For related details, please refer to the Company’s consolidated financial statements, which are available on the Company’s website and on SEDAR.

ACCOUNTING POLICIES AND CHANGES

The condensed interim consolidated financial statements were prepared using the same accounting policies as those used in the Company’s consolidated financial statements for the year ended December 31, 2015, except for the adoption of the following standard amended by the IASB that was adopted as of January 1, 2016:

•

IAS 1 Presentation of Financial Statements (“IAS 1”) was amended in December 2014 in order to clarify, among other things, that information should not be obscured by aggregating or by providing immaterial information, that materiality consideration apply to all parts of the financial statements, and that even when a standard requires a specific disclosure, materiality considerations do apply. The adoption of this policy did not have a material impact on the consolidated financial statements.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

Recently issued but not adopted accounting guidance includes IAS 1 Presentation of Financial Statements, IFRS 9 Financial Instruments, and IFRS 15 Revenue From Contracts With Customers, IFRS 16 Leases, and amendments to IAS 16, Property, Plant and Equipment, and IAS 38, Intangibles. The Company has not yet assessed the impact of the new and amended standards on its consolidated financial statements or whether to early adopt any of the new requirements.

•

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB in November 2009 with additions in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9, except that an entity choosing to measure a financial liability at fair value will present the portion of any change in its fair value due to changes in the entity’s own credit risk in other comprehensive income, rather than within profit or loss. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted.

•

IFRS 15 Revenue From Contracts With Customers (“IFRS 15”) proposes to replace IAS 18 Revenue, IAS 11 Construction Contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. Earlier adoption is permitted.

•

In January 2016, the IASB issued International Financial Reporting Standard 16, Leases (“IFRS 16”) which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. IFRS 16 is effective for the year ended December 31, 2019 with early adoption permitted if IFRS 15 is also adopted at the same time. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements.

Newmarket Gold Inc. | Management Discussion and Analysis	23

Q1 2016 MANAGEMENT DISCUSSION AND ANALYSIS

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure.

Newmarket Gold’s management, including the CEO and CFO, have as at March 31, 2016, designed Disclosure Controls and Procedures (as defined in National Instrument 52-109 of the Canadian Securities Administrators), or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the issuer is made known to them by others, particularly during the period in which the interim filings are being prepared; and information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Internal Control over Financial Reporting

Newmarket Gold’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO and effected by management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management used the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of the Company’s internal controls for the year ended December 31, 2015. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was operating effectively as at December 31, 2015 to provide reasonable assurance the financial information is recorded, processed, summarized and reported in a timely manner.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2016, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

Newmarket Gold’s management, including the CEO and CFO, believe that disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed.

Newmarket Gold Inc. | Management Discussion and Analysis	24

Q1 2016 MANAGEMENT DISCUSSION AND ANALYSIS

CAUTIONARY STATEMENTS
This Management Discussion and Analysis (“MD&A”) contains forward-looking information and forward-looking statements about Newmarket Gold Inc. (“Newmarket Gold” or the “Company”) under Canadian securities legislation. Except for statements of historical fact relating to Newmarket Gold and its predecessor companies (including Crocodile Gold Corp.), forward-looking information includes, but is not limited to, information with respect to the Company’s expected production from, and the further potential of, the Company’s properties; the Company’s ability to raise additional funds; the future price of minerals, particularly gold; the estimation of mineral resources and mineral reserves; conclusions of economic evaluations; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; mining or processing issues; currency exchange rates; government regulation of mining operations; and environmental risks. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on the opinions and estimates of management as of the date such statements are made. Estimates regarding the anticipated timing, amount and cost of exploration and development activities are based on assumptions underlying mineral resource and reserve mineral estimates and the realization of such estimates. Capital and operating cost estimates are based on extensive research of the Company, purchase orders placed by the Company to date, recent estimates of construction and mining costs and other factors. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include: price volatility of the Company’s securities, limited lives of mines, the price of gold and base metals, the need for additional capital, land title issues, exploration development and operating risks, accuracy of production estimates, accuracy of cost estimates, unexpected events and delays during construction, expansion and start-up, failure of plant, equipment or processes to operate as anticipated, native and aboriginal heritage issues, risks relating to infrastructure, permitting and licenses, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, risks relating to the Northern Territory wet season, risks relating to litigation, risks relating to foreign mining tax regimes, insurance and uninsured risks, competition, currency fluctuations, adequacy of financial resources, limited historical production revenues, dependence on outside parties, dependence on key personnel, conflicts of interest, accidents, labour disputes and other risks of the mining industry. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

NOTE TO US INVESTORS
This document uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

TECHNICAL INFORMATION
The technical contents of this MD&A have been reviewed and approved by Mark Edwards, MAusIMM (CP), MAIG, General Manager Exploration, a “qualified person” as such term is defined in National Instrument 43-101 (“NI 43-101”).

Newmarket Gold Inc. | Management Discussion and Analysis	25